September 18, 2006

Mr. Donald A. Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop 4561

Re:	First Indiana Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 000-14354

Dear Mr. Walker:

On behalf of First Indiana Corporation (the “Company”), I am writing in response to the comments made by the staff of the Securities and Exchange Commission in its letter dated September 5, 2006 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2005 (File No. 000-14354) as previously amended by Amendment No. 1 on Form 10-K/A.

For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter above each of the Company’s corresponding responses.

1. We note that you have changed the diluted earnings (loss) per share amounts for the 2004 quarters. Please revise Note 19 to clearly label these columns as restated and describe and quantify the correction of errors in your financial statements. Include an updated or dual-dated audit opinion from your independent accountant. Refer to paragraph 26 of SFAS 154, for which early adoption is permitted, or paragraph 37 of APB 20.

COMPANY’S RESPONSE

Based on discussions between the staff, the Company’s legal counsel, and independent accountant, the Company has elected not to revise Note 19, and the staff has agreed that a dual-dated audit opinion is not required.

2. Revise the signature page to include the signature of officers and directors on behalf of the registrant and in the capacities indicated.

COMPANY’S RESPONSE

After discussions with the Company’s legal counsel, the staff has determined that no additional signatures are required.

3. Tell us why you have not consented to the incorporation by reference in the registration statements on Form S-8 of First Indiana Corporation of your reports dated March 1, 2006 which report appears in the December 31, 2005 annual report on Form 10-K/A (Amendment No. 1).

COMPANY’S RESPONSE

Following discussions between the staff, the Company’s legal counsel, and independent accountant, the Company is filing a new consent of the independent registered public accounting firm on Form 10-K/A (Amendment No. 2).

4. Revise the certifications to refer to the Annual Report of First Indiana on Form 10-K/A

(Amendment No. 1).

COMPANY’S RESPONSE

The staff has determined that no revisions to the certifications are necessary. As required by applicable Commission regulations, new Rule 13a-14(a) certifications are being filed with Amendment No. 2. However, as Amendment No. 2 does not itself contain any financial statements or financial information, no Section 1350 certifications are being filed (as permitted by Rule 13a-14(b) and discussed in Rel. No. 33-8238 at III.B, June 5, 2003) and the Rule 13a-14(a) certifications omit paragraph 3 (as discussed in the answer to Question 5 in the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, November 8, 2002).

The Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please do not hesitate to contact me at 317-269-1614.

Sincerely,

/s/ William J. Brunner

William J. Brunner Chief Financial Officer